

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 4, 2023

Michael Seifert
President and Chief Executive Officer
PSQ Holdings, Inc.
222 Lakeview Avenue, Suite 800
West Palm Beach, Florida 33401

> **Re: PSQ Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 8, 2023**
> **File No. 333-273830**

Dear Michael Seifert:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 8, 2023

Cover page

1. We note your disclosure of the exercise price of the warrants compared to the market price of the Class A Common Stock and that you "will not receive any proceeds from the issuance of shares of Class A Common Stock upon the exercise of the Warrants unless the holders of the Warrants exercise their Warrants for cash." Please revise here and in the prospectus summary section, as you do on pages 43 and 70, to discuss the likelihood that warrant holders will exercise their Warrants for cash.

Exhibit 5.1

2. We note that the opinion is limited to the General Corporation Law of the State of Delaware, however it appears that the Resale Warrants, as defined in the opinion, are governed by New York law. Please revise the opinion accordingly, or advise.

Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mike Bradshaw, Esq.